                         INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholders of Teleport Communications Group Inc.:

  We have audited the accompanying consolidated balance sheets of Teleport Communications Group Inc. and its subsidiaries ("TCG") as of December 31, 1997 and 1996 and the related consolidated statements of operations, changes in stockholders' equity and partners' capital (deficit), and cash flows for the two years then ended and the related combined statements of operations, changes in stockholders' equity and partners' capital (deficit), and cash flows of Teleport Communications Group Inc. and its subsidiaries and TCG Partners ("TCGP"), which were under common ownership and management, for the year ended December 31, 1995. These financial statements are the responsibility of management. Our responsibility is to express an opinion on these financial statements based on our audits.

  We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

  In our opinion, such financial statements present fairly, in all material respects, the consolidated financial position of TCG and subsidiaries at December 31, 1997 and 1996 and the results of their operations and their cash flows for the years ended December 31, 1997 and 1996 and the results of the combined operations and cash flows of TCG and TCGP for the year ended December 31, 1995 in conformity with generally accepted accounting principles.

Deloitte & Touche LLP
New York, New York
March 3, 1998

              TELEPORT COMMUNICATIONS GROUP INC. AND SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS

                           DECEMBER 31, 1997 AND 1996
                                 (IN THOUSANDS)

                                                           1997        1996
                                                        ----------  ----------
                        ASSETS
Current assets:
  Cash and cash equivalents............................ $  173,331  $  277,540
                                                        ----------  ----------
  Marketable securities................................    306,828     440,806
                                                        ----------  ----------
  Accounts receivable:
    Trade--net of allowance for doubtful accounts
     ($11,684 in 1997 and $5,989 in 1996)..............     85,081      46,325
    Related parties....................................      6,351       4,191
    Miscellaneous--net of allowance for doubtful
     accounts ($297 in 1997 and $1,406 in 1996)........      6,639       6,795
                                                        ----------  ----------
      Accounts receivable--net.........................     98,071      57,311
                                                        ----------  ----------
    Prepaid expenses...................................     13,988       9,531
                                                        ----------  ----------
    Other current assets...............................      7,943       2,373
                                                        ----------  ----------
      Total current assets.............................    600,161     787,561
                                                        ----------  ----------
Fixed assets--at cost:
  Communications network...............................  1,722,093   1,211,922
  Other................................................    150,990      92,307
                                                        ----------  ----------
                                                         1,873,083   1,304,229
  Less accumulated depreciation and amortization.......   (379,987)   (236,967)
                                                        ----------  ----------
  Fixed assets--net....................................  1,493,096   1,067,262
                                                        ----------  ----------
Investments in and advances to unconsolidated
 affiliates............................................      8,822     126,561
                                                        ----------  ----------
Goodwill and other intangible assets, net of
 accumulated amortization ($13,836 in 1997 and $3,789
 in 1996)..............................................    237,806      57,764
                                                        ----------  ----------
Licenses--net of accumulated amortization ($183 in
 1997).................................................     39,503         --
                                                        ----------  ----------
Other assets...........................................     76,913      10,949
                                                        ----------  ----------
      Total assets..................................... $2,456,301  $2,050,097
                                                        ==========  ==========

   The accompanying notes are an integral part of these financial statements.

              TELEPORT COMMUNICATIONS GROUP INC. AND SUBSIDIARIES

                           DECEMBER 31, 1997 AND 1996
                      (IN THOUSANDS, EXCEPT SHARE AMOUNTS)

                                                            1997        1996
                                                         ----------  ----------
         LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
  Accounts payable and accrued liabilities ($4,019 in
   1997 and $1,079 in 1996 with related parties).......  $  282,231  $  215,808
  Current portion of capital lease obligations ($28,172
   in 1997 and $21,139 in 1996 with related parties)...      33,724      24,063
  Short-term bank debt.................................      52,575         --
  Other current liabilities............................       6,742       2,365
                                                         ----------  ----------
    Total current liabilities..........................     375,272     242,236
Capital lease obligations ($13,388 in 1997 and $28,716
 in 1996 with related parties).........................      19,095      34,489
Senior Notes...........................................     300,000     300,000
Senior Discount Notes..................................     734,984     659,567
Unamortized notes costs................................     (23,059)    (25,761)
TCI Subordinated Note (including accrued interest of $0
 in 1997 and $1,007 in 1996)...........................         --       27,007
Other liabilities......................................      18,393      15,689
                                                         ----------  ----------
    Total liabilities..................................   1,424,685   1,253,227
                                                         ----------  ----------
Commitments and contingencies
Stockholders' equity:
  Common Stock, Class A $.01 par value: 450,000,000
   shares authorized, 61,273,746 and 28,668,400 shares
   issued and outstanding at December 31, 1997 and
   1996................................................         613         287
  Common Stock, Class B $.01 par value: 300,000,000
   shares authorized, 121,464,778 and 139,250,370
   shares issued and outstanding at December 31, 1997
   and 1996............................................       1,215       1,393
  Additional paid-in capital...........................   1,654,328   1,197,252
  Unrealized gain (loss) on marketable securities......         164         (25)
  Accumulated deficit..................................    (503,679)   (281,012)
                                                         ----------  ----------
                                                          1,152,641     917,895
  Less cost of Class B Common Stock held in treasury,
   7,975,738 shares at December 31, 1997 and 1996......    (121,025)   (121,025)
                                                         ----------  ----------
    Total stockholders' equity.........................   1,031,616     796,870
                                                         ----------  ----------
Total liabilities and stockholders' equity.............  $2,456,301  $2,050,097
                                                         ==========  ==========

   The accompanying notes are an integral part of these financial statements.

              TELEPORT COMMUNICATIONS GROUP INC. AND SUBSIDIARIES

                            STATEMENTS OF OPERATIONS

                  YEARS ENDED DECEMBER 31, 1997, 1996 AND 1995
                      (IN THOUSANDS, EXCEPT SHARE AMOUNTS)

                                       CONSOLIDATED  CONSOLIDATED   COMBINED
                                           1997          1996         1995
                                       ------------  ------------  -----------
Revenues:
  Telecommunications services ($9,968,
   $2,330 and $154 with related
   parties in 1997, 1996 and 1995,
   respectively)...................... $    494,304  $    244,864  $   134,652
  Management and royalty fees from
   affiliates.........................          --         22,805       31,517
                                       ------------  ------------  -----------
    Total revenues....................      494,304       267,669      166,169
                                       ------------  ------------  -----------
Expenses:
  Operating...........................      283,440       157,591       93,118
  Selling, general and
   administrative.....................      165,977        85,025       50,475
  In-process research and development
   costs..............................       22,000           --           --
  Depreciation and amortization.......      155,402        78,416       37,837
                                       ------------  ------------  -----------
    Total expenses....................      626,819       321,032      181,430
                                       ------------  ------------  -----------
Operating loss........................     (132,515)      (53,363)     (15,261)
                                       ------------  ------------  -----------
Interest:
  Interest income.....................       31,111        30,219        4,067
  Interest expense ($2,022, $14,997
   and $18,763 with related parties)
   in 1997, 1996 and 1995,
   respectively.......................     (116,172)      (73,633)     (23,331)
                                       ------------  ------------  -----------
    Total interest....................      (85,061)      (43,414)     (19,264)
                                       ------------  ------------  -----------
Loss before minority interest, equity
 in losses of unconsolidated
 affiliates and income tax provision..     (217,576)      (96,777)     (34,525)
Minority interest.....................          --          3,520          663
Equity in losses of unconsolidated
 affiliates...........................       (3,427)      (19,400)     (19,541)
                                       ------------  ------------  -----------
Loss before income tax provision......     (221,003)     (112,657)     (53,403)
Income tax provision..................       (1,664)       (2,193)        (401)
                                       ------------  ------------  -----------
Net loss.............................. $   (222,667) $   (114,850) $   (53,804)
                                       ============  ============  ===========
Loss per share........................ $      (1.34) $      (1.00) $     (0.77)
                                       ============  ============  ===========
Weighted average number of shares
 outstanding..........................  165,728,059   114,443,695   70,000,140
                                       ============  ============  ===========

   The accompanying notes are an integral part of these financial statements.

              TELEPORT COMMUNICATIONS GROUP INC. AND SUBSIDIARIES

               STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY AND
                          PARTNERS' CAPITAL (DEFICIT)

                  YEARS ENDED DECEMBER 31, 1997, 1996 AND 1995
                      (IN THOUSANDS, EXCEPT SHARE AMOUNTS)

                                                                                                     TOTAL
                                                    UNREALIZED                                   STOCKHOLDERS'
                                                    GAIN (LOSS)                                   EQUITY AND
                                 CLASS B ADDITIONAL     ON                  PARTNERS'              PARTNERS'
                          COMMON COMMON   PAID-IN   MARKETABLE  ACCUMULATED  CAPITAL  TREASURY      CAPITAL
                          STOCK   STOCK   CAPITAL   SECURITIES    DEFICIT   (DEFICIT)   STOCK      (DEFICIT)
                          ------ ------- ---------- ----------- ----------- --------- ---------  -------------
Combined balance at
 January 1, 1995........   $  2  $  --   $  195,388    $--       $ (33,261)  $17,023  $     --     $179,152
Net loss................    --      --          --      --         (32,387)  (21,417)       --      (53,804)
                           ----  ------  ----------    ----      ---------   -------  ---------    --------
Combined balance at
 December 31, 1995......      2     --      195,388     --         (65,648)   (4,394)       --      125,348
Issuance of 27,025,000
 shares of Class A
 Common Stock, net of
 issuance costs of
 $24.8 million..........    270     --      407,374     --             --        --         --      407,644
Conversion of and 42,000
 to 1 stock split of
 $1.00 par value Common
 Stock to 139,250,370
 shares of Class B
 Common Stock as part of
 the TCG
 Reorganization.........     (2)  1,393     307,828     --        (100,514)    4,394        --      213,099
Purchase of 7,975,738
 shares of Class B
 Common Stock from
 Continental
 Cablevision, Inc.......    --      --          --      --             --        --    (121,025)   (121,025)
Conversion of
 subordinated debt to
 parents plus accrued
 interest of $20.6
 million to equity......    --      --      263,602     --             --        --         --      263,602
Issuance of 1,587,791
 shares of Class A
 Common Stock to
 purchase the minority
 interests in two Local
 Market Partnerships....     16     --       22,673     --             --        --         --       22,689
Issuance of 55,609
 shares of Class A
 Common Stock upon
 exercise of options....      1     --          387     --             --        --         --          388
Unrealized loss on
 marketable securities..    --      --          --      (25)           --        --         --          (25)
Net loss................    --      --          --      --        (114,850)      --         --     (114,850)
                           ----  ------  ----------    ----      ---------   -------  ---------    --------
Consolidated balance at
 December 31, 1996......   $287  $1,393  $1,197,252    $(25)     $(281,012)  $   --   $(121,025)   $796,870
                           ----  ------  ----------    ----      ---------   -------  ---------    --------

   The accompanying notes are an integral part of these financial statements.

              TELEPORT COMMUNICATIONS GROUP INC. AND SUBSIDIARIES

               STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY AND
                    PARTNERS' CAPITAL (DEFICIT)--(CONTINUED)

                  YEARS ENDED DECEMBER 31, 1997, 1996 AND 1995
                      (IN THOUSANDS, EXCEPT SHARE AMOUNTS)

                                                                                                      TOTAL
                                                     UNREALIZED                                   STOCKHOLDERS'
                                                     GAIN (LOSS)                                   EQUITY AND
                                 CLASS B  ADDITIONAL     ON                  PARTNERS'              PARTNERS'
                          COMMON COMMON    PAID-IN   MARKETABLE  ACCUMULATED  CAPITAL  TREASURY      CAPITAL
                          STOCK   STOCK    CAPITAL   SECURITIES    DEFICIT   (DEFICIT)   STOCK      (DEFICIT)
                          ------ -------  ---------- ----------- ----------- --------- ---------  -------------
Issuance of 7,304,408
 shares of Class A
 Common Stock, net of
 issuance costs of $11.3
 million................     73     --       317,324     --             --      --           --       317,397
Issuance of 990,639
 shares of Class A
 Common Stock upon
 exercise of options and
 employee stock grants..      9     --        16,484     --             --      --           --        16,493
Issuance of 2,100,000
 shares of Class A
 Common Stock to
 purchase CERFnet
 Services, Inc..........     21     --        47,386     --             --      --           --        47,407
Issuance of 2,757,083
 shares of Class A
 Common Stock to
 purchase remaining
 interest in Eastern
 TeleLogic Corporation..     28     --        46,050     --             --      --           --        46,078
Issuance of 1,667,624
 shares of Class A
 Common Stock to
 purchase the remaining
 interest in BizTel
 Communications, Inc. ..     17     --        29,832     --             --      --           --        29,849
Conversion of 17,785,592
 shares of Class B
 Common Stock to Class A
 Common Stock...........    178    (178)         --      --             --      --           --           --
Unrealized gain on
 marketable securities..    --      --           --      189            --      --           --           189
Net loss................    --      --           --      --        (222,667)    --           --      (222,667)
                           ----  ------   ----------    ----      ---------    ----    ---------   ----------
Consolidated balance at
 December 31, 1997......   $613  $1,215   $1,654,328    $164      $(503,679)   $--     $(121,025)  $1,031,616
                           ====  ======   ==========    ====      =========    ====    =========   ==========

   The accompanying notes are an integral part of these financial statements.

              TELEPORT COMMUNICATIONS GROUP INC. AND SUBSIDIARIES

                            STATEMENTS OF CASH FLOWS

                  YEARS ENDED DECEMBER 31, 1997, 1996 AND 1995
                                 (IN THOUSANDS)

                                           CONSOLIDATED CONSOLIDATED COMBINED
                                               1997         1996       1995
                                           ------------ ------------ ---------
CASH FLOWS FROM OPERATING ACTIVITIES:
  Net loss................................  $(222,667)   $ (114,850) $ (53,804)
  Adjustments to reconcile net loss to net
   cash (used in) provided by operating
   activities, net of effects of the TCG
   Reorganization and acquisitions:
    Depreciation and amortization.........    155,402        78,416     37,837
    Amortization of notes costs...........      2,702         1,350        --
    Equity in losses of unconsolidated
     affiliates...........................      3,427        19,400     19,541
    In-process research and development
     costs................................     22,000           --         --
    Amortization of deferred credits......    (18,178)       (2,965)    (2,228)
    Provision for losses on accounts
     receivable...........................     11,526         3,442        877
    Accretion of discount on Senior
     Discount Notes.......................     75,417        34,567        --
    Minority interest.....................        --         (3,520)      (663)
    Other.................................     (1,914)          --         --
  (Increase) decrease in operating assets
   and (decrease) increase in operating
   liabilities:
    Accounts receivable...................    (48,608)      (18,386)   (12,771)
    Other assets..........................    (21,786)       (3,596)    (3,108)
    Accounts payable and accrued
     liabilities..........................     (3,709)       97,230     45,832
    Deferred credits......................     25,177         2,530      4,628
                                            ---------    ----------  ---------
      Net cash (used in) provided by
       operating activities...............    (21,211)       93,618     36,141
                                            ---------    ----------  ---------
CASH FLOWS FROM INVESTING ACTIVITIES:
  Capital expenditures....................   (462,791)     (294,078)  (139,656)
  Due from related parties................        --        (23,042)    (6,707)
  Purchases of marketable securities, net
   of sales and maturities................    134,166      (440,831)       --
  Purchase of a Local Market Partnership
   interest...............................        --        (11,618)       --
  Capital contributions to Local Market
   Partnerships prior to TCG
   Reorganization.........................        --        (16,435)       --
  Investments in and advances to
   unconsolidated affiliates..............     (6,290)     (127,509)   (65,004)
  Repayment of advances to unconsolidated
   affiliate..............................        --            --       3,400
  Cash paid for acquisitions, net of cash
   acquired...............................     (6,709)          --         --
                                            ---------    ----------  ---------
      Net cash used for investing
       activities.........................   (341,624)     (913,513)  (207,967)
                                            ---------    ----------  ---------
CASH FLOWS FROM FINANCING ACTIVITIES:
  Proceeds from issuance of long-term
   debt...................................        --        162,500    159,000
  Payments on bank revolving credit
   facility...............................        --       (250,000)       --
  Proceeds from Senior Notes..............        --        300,000        --
  Proceeds from Senior Discount Notes.....        --        625,000        --
  Costs associated with the Offerings.....    (11,302)      (51,867)       --
  Proceeds from the issuance of Class A
   Common Stock...........................    328,699       432,400        --
  Proceeds from the exercise of employee
   stock options..........................     11,721           388        --
  Purchase of treasury stock..............        --       (121,025)       --
  Capital contributions from minority
   partners...............................        --            --       2,168
  Principal payments on capital leases....    (45,399)      (11,823)    (3,480)
  Repayment of TCI Subordinated Note, net
   of discount............................    (25,093)          --         --
                                            ---------    ----------  ---------
      Net cash provided by financing
       activities.........................    258,626     1,085,573    157,688
                                            ---------    ----------  ---------
NET (DECREASE) INCREASE IN CASH AND CASH
 EQUIVALENTS..............................   (104,209)      265,678    (14,138)
CASH AND CASH EQUIVALENTS, JANUARY 1......    277,540        11,862     26,000
                                            ---------    ----------  ---------
CASH AND CASH EQUIVALENTS, DECEMBER 31....  $ 173,331    $  277,540  $  11,862
                                            =========    ==========  =========

   The accompanying notes are an integral part of these financial statements.

              TELEPORT COMMUNICATIONS GROUP INC. AND SUBSIDIARIES

                         NOTES TO FINANCIAL STATEMENTS

                 YEARS ENDED DECEMBER 31, 1997, 1996 AND 1995

1. ORGANIZATION AND OPERATIONS

  Teleport Communications Group Inc. ("TCG" or the "Company"), the first and largest competitive local exchange carrier ("CLEC") in the United States, offers comprehensive telecommunications services in major metropolitan markets nationwide. TCG competes with incumbent local exchange carriers ("ILECs") by providing high quality, integrated telecommunications services, primarily over fiber optic digital networks, to meet the voice, data and video transmission needs of its customers. TCG's customers are principally telecommunications intensive-businesses, healthcare and educational institutions, governmental agencies, long distance carriers and resellers, Internet service providers, disaster recovery service providers, wireless communications companies and financial services companies. TCG offers these customers technologically advanced telecommunications services, as well as superior customer service, flexible pricing and vendor and route diversity.

  TCG, incorporated in March 1983, and TCG Partners, formed in December 1992, were each owned by Cox Communications, Inc. ("Cox"), Tele-Communications, Inc. ("TCI"), Comcast Corporation ("Comcast"), and Continental Cablevision, Inc. ("Continental") (collectively the "Cable Stockholders") until June 26, 1996.

  In connection with the public offerings of Class A Common Stock, Senior Notes and Senior Discount Notes on July 2, 1996, TCG and its owners entered into a reorganization agreement dated as of April 18, 1996 (the "TCG Reorganization Agreement"), pursuant to which TCG Partners and certain of the Company's unconsolidated affiliates became wholly-owned subsidiaries of TCG and TCG acquired the minority interests of the owners of the remaining unconsolidated affiliates.

TCG REORGANIZATION AND THE 1997 AND 1996 OFFERINGS

 1997 Equity Offering

  TCG filed a registration statement for a public offering (the "1997 Offering") of 17,250,000 shares of Class A Common Stock on October 10, 1997, and the 1997 Equity Offering was consummated on November 13, 1997. Of the 17,250,000 shares, 7,304,408 were offered by the Company and 9,945,592 shares were offered by Continental. The Company did not receive any proceeds from the sale of shares by Continental. The net proceeds to the Company from its sale of shares pursuant to the 1997 Equity Offering were approximately $317.4 million, after deducting the underwriting discount and estimated expenses of approximately $11.3 million.

 1996 Offerings

  On July 2, 1996, the Company issued 27,025,000 shares of Class A Common Stock which resulted in gross proceeds of approximately $432.4 million (the "Stock Offering"), and $300 million of 9 7/8% Senior Notes due 2006 and $1,073 million of aggregated principal amount of maturity of 11 1/8% Senior Discount Notes due 2007 ("the Notes Offerings" and, collectively, with the Stock Offering, the "1996 Offerings") as part of an initial public offering. The Offerings of the Senior Notes and the Senior Discount Notes resulted in aggregate gross proceeds of approximately $925 million. In July 1996, the Company utilized a portion of the net proceeds of the 1996 Offerings to (i) repay $250 million of bank indebtedness plus accrued interest and (ii) purchase 7,975,738 shares of Class B Common Stock owned by Continental for $16.00 per share, less related expenses, for a net cost of $121 million. In addition, a portion of the proceeds was used to loan approximately $115 million to its affiliate Comcast CAP of Philadelphia, Inc. ("Comcast CAP"), as part of the first step in TCG's acquisition of Eastern TeleLogic Corporation. The remaining funds were and will be used to expand and develop existing and new networks, to repay the TCI Subordinated Note, to make acquisitions and for general corporate and working capital purposes.

              TELEPORT COMMUNICATIONS GROUP INC. AND SUBSIDIARIES

                 YEARS ENDED DECEMBER 31, 1997, 1996 AND 1995


 TCG Reorganization

  Prior to the 1996 Offerings, the Company was owned by the Cable Stockholders. The business was operated through TCG, and beginning in 1992, TCG Partners, which is a New York general partnership owned prior to the TCG Reorganization by the Cable Stockholders in the same percentages as TCG. TCG Partners was formed to invest, with TCG, the Cable Stockholders and other cable operators, in 14 partnerships (the "Local Market Partnerships") to develop and operate local telecommunications networks. The Local Market Partnerships were owned by TCG, and/or TCG Partners, certain of the Cable Stockholders which had cable operations in the particular markets addressed by the Local Market Partnerships, and, in some cases, other cable operators in such markets. To simplify this complex ownership structure, the Company and the Cable Stockholders agreed to consolidate the ownership of TCG Partners and of the Local Market Partnerships as wholly-owned subsidiaries of TCG. As part of this process, certain of the other cable operators agreed to sell their interests in the Local Market Partnerships to TCG directly or through a Cable Stockholder. The financial statements for one of the Local Market Partnerships were previously consolidated with those of TCG. Therefore, TCG consolidated the financial statements of the remaining 13 of the 14 Local Market Partnerships.

  Unaudited pro forma financial information for the year ended December 31, 1996, as if the TCG Reorganization had occurred at the beginning of 1996 is as follows (in thousands, except share amounts):

   Revenues...................................................... $   283,383
                                                                  -----------
   Expenses:
     Operating...................................................     172,374
     Selling, general and administrative.........................      98,436
     Depreciation and amortization...............................      96,260
                                                                  -----------
       Total expenses............................................     367,070
                                                                  -----------
   Operating loss................................................     (83,687)
   Interest:
     Interest income.............................................      29,163
     Interest expense............................................     (66,946)
                                                                  -----------
       Total interest............................................     (37,783)
                                                                  -----------
   Loss before minority interest, equity in losses of
    unconsolidated affiliates and income tax provision...........    (121,470)
   Minority interest.............................................       4,713
   Equity in losses of unconsolidated affiliates.................      (7,650)
                                                                  -----------
   Loss before provision for income taxes........................    (124,407)
   Income tax provision..........................................      (2,193)
                                                                  -----------
   Net loss...................................................... $  (126,600)
                                                                  ===========
   Loss per share................................................ $     (0.86)
                                                                  ===========
   Weighted average number of shares outstanding................. 146,423,705
                                                                  ===========

  Pro forma adjustments include the reversal of TCG's equity in the losses of 13 Local Market Partnerships, as well as amortization of the goodwill which was recorded upon closing of the transactions and the reduction of interest expense from the conversion to equity of subordinated debt owed by TCG to the Cable Stockholders. The pro forma financial information presented above is not necessarily indicative of the operating results which

              TELEPORT COMMUNICATIONS GROUP INC. AND SUBSIDIARIES

                 YEARS ENDED DECEMBER 31, 1997, 1996 AND 1995

would have been achieved had the transactions occurred at the beginning of the periods presented or of the results to be achieved in the future.

  As of December 31, 1997, TCI, Cox and Comcast owned 42.98%, 34.44% and 22.58%, respectively, of the Company's Class B Common Stock, representing 40.86%, 32.68% and 21.42%, respectively, of the combined voting power of the Company's Common Stock. As of December 31, 1997, TCG was owned 28.49%, 22.37%, 14.66% and 34.48% by TCI, Cox, Comcast and public shareholders, respectively.

THE AT&T MERGER

  On January 8, 1998, TCG entered into an Agreement and Plan of Merger (the "AT&T Agreement") with AT&T Corp., a New York Corporation ("AT&T"), and TA Merger Corp., a Delaware corporation and a wholly-owned subsidiary of AT&T ("AT&T Merger Sub"), pursuant to which, subject to satisfaction of the closing conditions specified therein, AT&T Merger Sub would merge with and into TCG, with TCG surviving as a wholly-owned subsidiary of AT&T (the "AT&T Merger").

  In the AT&T Merger, each share of TCG Class A Common Stock (including shares issued to former ACC stockholders in the ACC Merger, assuming that the ACC Merger occurs prior to the AT&T Merger) and each share of the Class B Common Stock of TCG, par value $0.01 per share (the "TCG Class B Common Stock," and, together with the TCG Class A Common Stock, the "TCG Common Stock") will be converted into 0.943 of a share of AT&T common stock. TCG and AT&T expect that the exchange will be tax-free to TCG stockholders, except to the extent cash is received in lieu of fractional shares. The AT&T Agreement contains customary representations and warranties of the parties, which will not survive effectiveness of the AT&T Merger. In addition, the AT&T Agreement contains certain restrictions on the conduct of TCG's business prior to the consummation of the AT&T Merger. Pursuant to the AT&T Agreement, TCG has agreed, for the period prior to the AT&T Merger, to operate its business in the ordinary course, refrain from taking various corporate actions without the consent of AT&T, and not solicit or enter into negotiations or agreements relating to a competing business combination.

  Pursuant to a Voting Agreement among the Cable Stockholders and AT&T, each Cable Stockholder executed and delivered to TCG a written consent in favor of and approving the AT&T Agreement and the AT&T Merger. As a result, so long as the AT&T Agreement is not amended and no provision of it is waived, no further vote or meeting of TCG Stockholders is necessary to approve or consummate the AT&T Merger.

  Pursuant to the Voting Agreement, each of the Cable Stockholders, on behalf of itself and certain of its affiliates, also agreed that (i) certain right-of-way, colocation and similar agreements with TCG and its affiliates would be amended as of January 8, 1998 to provide that each such agreement would remain in effect for the longer of five years from such date and the current term of such agreement; and (ii) certain existing facilities agreements, facilities lease agreements or other arrangements (including arrangements relating to future agreements) relating to the lease or other grant of right to use fiber optic facilities between such Cable Stockholder or any of its affiliates and TCG or any of its subsidiaries would be automatically amended as of January 8, 1998 to conform with a form of Master Facilities Agreement agreed to by AT&T, the Cable Stockholders and TCG at the time of the execution of the AT&T Agreement.

  Consummation of the AT&T Merger is subject to certain closing conditions, including TCG and AT&T obtaining certain required regulatory approvals and other related consents. Accordingly, there can be no assurance that the AT&T Merger will be successfully consummated or, if successfully completed, when it might be completed.

              TELEPORT COMMUNICATIONS GROUP INC. AND SUBSIDIARIES

                 YEARS ENDED DECEMBER 31, 1997, 1996 AND 1995


2. SIGNIFICANT ACCOUNTING POLICIES

  Basis of Presentation--The 1997 consolidated balance sheet and statements of operations and of cash flows include the accounts of TCG and all wholly-owned subsidiaries. The 1996 consolidated balance sheet includes the accounts of TCG and all wholly-owned subsidiaries. The 1996 consolidated statements of operations and of cash flows include equity in losses of unconsolidated affiliates for all the Local Market Partnerships through June 30, 1996 except for TCG St. Louis which was consolidated for the year. As of July 1, 1996, the statements of operations and of cash flows consolidate the operations of the former Local Market Partnerships. For the year ended December 31, 1995, the statements of operations and of cash flows include the combined accounts of TCG and TCG Partners. Investments in which TCG holds less than a 50% interest are accounted for under the equity method. All material intercompany transactions and balances have been eliminated in the financial statements presented.

  Basis of Accounting--The accompanying financial statements have been prepared on the accrual basis of accounting.

  Use of Estimates--The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

  Cash Equivalents--Cash equivalents consist principally of fixed income securities, U.S. Treasury bills, commercial paper, floating rate notes and certificates of deposit with a maturity date of three months or less when purchased.

  Marketable Securities--Marketable securities consist principally of fixed income securities, U.S. Treasury bills, commercial paper, floating rate notes, federal agency notes, federal agency discount notes, corporate medium-term notes, corporate notes, bank notes and certificates of deposit with a maturity date greater than three months when purchased and are stated at market value. Market value is determined by the most recently traded price of the security at the balance sheet date. TCG invests primarily in high-grade marketable securities. All marketable securities are classified as available for sale securities under the provisions of SFAS No. 115, "Accounting for Certain Investments in Debt and Equity Securities" and unrealized holding gains and losses are reflected as part of stockholders' equity. Net realized gains and losses are determined on the specific identification cost method.

  Depreciation and Amortization--Depreciation and amortization are computed on the straight-line basis over the estimated useful lives of the assets or the length of the lease, whichever is shorter. Estimated useful lives are five to 25 years for the communications network and three to five years for other fixed assets, except for buildings which are 40 years.

  When depreciable assets are replaced or retired, the amounts at which such assets were carried are removed from the respective accounts and charged to accumulated depreciation and any gains or losses on disposition are amortized over the remaining original asset lives in accordance with industry practice.

  During 1995, TCG completed a review of the useful lives of its fixed assets. TCG determined that the lives of certain electronics equipment were longer than industry standard, while the lives of other electronics equipment were shorter than industry standard. Therefore, TCG adjusted the estimated useful lives of certain

              TELEPORT COMMUNICATIONS GROUP INC. AND SUBSIDIARIES

                 YEARS ENDED DECEMBER 31, 1997, 1996 AND 1995

electronics equipment to conform with industry standard, effective December 1, 1995. The effect of these changes increased depreciation expense for the year ended December 31, 1995 by approximately $0.7 million.

  Financial Instruments--Financial instruments which potentially subject the Company to concentrations of credit risk consist principally of cash and cash equivalents, marketable securities and accounts receivable. The Company places its temporary cash and cash equivalents and marketable securities with high-quality institutions and, by policy, limits the amount of credit exposure to any one institution. Concentrations of credit risk with respect to accounts receivable are limited due to the dispersion of TCG's customer base among different industries and geographic areas in the United States, by credit granting policies adopted by TCG and by remedies provided by terms of contracts, tariffs and statutes.

  Fair Value of Financial Instruments--The estimated fair value amounts have been determined by the Company, using available market information and appropriate valuation methodologies. However, considerable judgment is required in interpreting market data to develop the estimates of fair value. Accordingly, the estimates presented herein are not necessarily indicative of the amounts that the Company could realize in a current market exchange. The use of different market assumptions and/or estimation methodologies may have a material effect on the estimated fair value amounts.

  Investments In and Advances to Unconsolidated Affiliates--Investments in and advances to unconsolidated affiliates at December 31, 1997 represents TCG's interest in three companies which TCG accounts for under the cost method of accounting. At December 31, 1996 it is comprised of TCG's advance to ETC and its 49.9% interest in BizTel.

  Goodwill and Other Intangibles--Goodwill represents the excess purchase price paid over the net assets received in the acquisitions of ETC, CERFnet, and the excess purchase price paid over the net assets associated with the purchase of the remaining partnership interests in Teleport Communications, Teleport Communications Boston ("TCB"), TCG Florida, TCG Detroit and TCG San Francisco, as well as goodwill recorded in the financial statements of TCG Pittsburgh, which is included in the consolidated financial statements of TCG after the TCG Reorganization. Goodwill is amortized on a straight-line basis not to exceed 40 years for all entities. The goodwill amortization recorded in 1997, 1996 and 1995 was $7.9 million, $2.2 million and $1.4 million, respectively.

  The carrying value of intangible assets is periodically reviewed and impairments are recognized when the undiscounted expected future cash flows, computed after interest expense derived from the related operations, is less than their carrying value.

  Licenses--FCC Licenses, acquired in the BizTel acquisition, are amortized over a 40 year period in accordance with industry practice. The amortization recorded in 1997 was $0.2 million.

  Deferred Charges--Deferred charges primarily represent advanced payments made by TCG for rights-of-way and node rents, and are expensed over a maximum period of five years. The current portions of $4.6 million and $1.6 million at December 31, 1997 and 1996, respectively, are included in other current assets and the non-current portions, $8.9 million and $8.9 million at December 31, 1997 and 1996, respectively, are included in other assets.

  Deferred Credits--Deferred credits principally represent advance payments received from customers for long-term fiber optic service, and are amortized into income over the life of the related contracts. The current portions, $6.7 million and $2.4 million at December 31, 1997 and 1996, respectively, are included in other current liabilities and the non-current portions, $15.0 million and $9.9 million at December 31, 1997 and 1996, respectively, are included in other liabilities.

              TELEPORT COMMUNICATIONS GROUP INC. AND SUBSIDIARIES

                 YEARS ENDED DECEMBER 31, 1997, 1996 AND 1995


  Revenue Recognition--Revenue on dedicated line, switch, data, and Internet services is recognized in accordance with the terms of the underlying customer contracts or tariffs and over the period in which the services are provided.

  Income Taxes--TCG accounts for income taxes in accordance with the Statement of Financial Accounting Standards ("SFAS") No. 109, "Accounting for Income Taxes," pursuant to which deferred income tax assets and liabilities are determined based on the difference between the financial statement and tax bases of assets and liabilities, using enacted tax rates currently in effect. State and local taxes are based on factors other than income.

  Net Loss Per Share--In 1997, TCG has adopted SFAS No. 128, "Earnings per Share", which had no effect on its computation of loss per share. Net loss per share is determined by dividing net loss by the weighted average number of common shares outstanding for the period. The computation of fully diluted net loss per share was antidilutive in each of the periods presented; therefore, the amounts reported as primary and fully diluted are the same. As part of the TCG Reorganization, TCG declared a 42,000 to one stock split. All per share amounts and numbers of shares have been restated to reflect the stock split retroactive for the periods presented.

 Recently Issued Accounting Pronouncements

  Comprehensive Income--In June 1997, the Financial Accounting Standards Board ("FASB") issued SFAS No. 130, "Reporting Comprehensive Income." This statement is effective for financial statements issued for periods beginning after December 15, 1997. Management has evaluated the effect on its financial reporting of the adoption of this statement and has found the majority of required disclosures not to be applicable and the remainder not to be significant.

  Segments of an Enterprise and Related Information--In June 1997, the FASB issued SFAS No. 131, "Disclosure about Segments of an Enterprise and Related Information." This statement is effective for fiscal years beginning after December 15, 1997. SFAS No. 131 requires the reporting of profit and loss, specific revenue and expense items, and assets for reportable segments. It also requires the reconciliation of total segment revenues, total segment profit or loss, total segment assets, and other amounts disclosed for segments, in each case to the corresponding amounts in the general purpose financial statements. The Company has not yet determined what additional disclosures may be required in connection with adopting SFAS No. 131.

3. ACQUISITIONS

 BizTel Communications, Inc.

  On October 29, 1997, the Company acquired the remaining 50.1% equity interest in BizTel Communications, Inc. ("BizTel") not owned by the Company in exchange for the issuance of 1,667,624 shares of the Company's Class A Common Stock. The Company had previously acquired a 49.9% interest in BizTel, in February 1996. The total acquisition cost was $40.0 million. BizTel is a holder of Federal Communications Commission ("FCC") licenses to provide telecommunications services utilizing 38 GHz digital milliwave transmission in over 200 geographic areas, which include more than 95 of the 100 largest metropolitan markets and all markets where TCG operates. BizTel's 38 GHz milliwave services can be used to economically connect customers to the Company's fiber optic networks, to provide network redundancy, diverse routing or quick temporary installations and to provide stand-alone facilities where the Company does not have fiber optic networks. As of November 1, 1997, TCG consolidates BizTel's results with its wholly-owned subsidiaries.

  TCG evaluated the acquired assets and liabilities of BizTel, and as a result of the evaluation, TCG ascribed a value to the FCC Licenses of $39.7 million. Such amount is being amortized over 40 years and is reported in the statement of operations in depreciation and amortization expense. Amortization expense related to such FCC Licenses for the year ended December 31, 1997 was $0.2 million.

              TELEPORT COMMUNICATIONS GROUP INC. AND SUBSIDIARIES

                 YEARS ENDED DECEMBER 31, 1997, 1996 AND 1995


 Eastern TeleLogic Corporation

  Effective as of March 1, 1997, TCG completed its acquisition of Eastern TeleLogic Corporation ("ETC"). In the first of two steps, on October 25, 1996, employees of ETC exercised their stock options and then ETC redeemed the shares of its stock (approximately 47%) not held by Comcast CAP, a corporation owned 51% by Comcast and 49% by TCG. Comcast CAP borrowed at a market interest rate approximately $115 million from TCG as a short-term loan and, in turn, loaned this amount to ETC to effect the redemption. In the second step, TCG acquired Comcast's 51% stock interest in Comcast CAP in exchange for 2,757,083 shares of the Company's Class A Common Stock, resulting in ETC becoming a wholly-owned subsidiary of TCG. After the acquisition, the name of ETC was changed to TCG Delaware Valley, Inc. TCG assumed $52.6 million of debt in this acquisition. TCG retained an independent third party to fully evaluate certain acquired assets of ETC.

  The total acquisition cost for ETC was $178.7 million. The goodwill recorded with this investment, which represented the excess of the Company's investment over the underlying net assets of ETC, was approximately $167.8 million. Such amount is being amortized over 40 years and is reported in the statement of operations in depreciation and amortization expense. Amortization expense related to such goodwill for the year ended December 31, 1997 was $4.2 million.

 CERFnet Services, Inc.

  On February 4, 1997, the Company acquired from General Atomics and General Atomic Technologies Corporation all of the outstanding capital stock of CERFnet Services, Inc. ("CERFnet"), a leading regional provider of Internet-related services to businesses, including dial-up and dedicated Internet access, World Wide Web hosting, and colocation services and Internet training. TCG issued 2,100,000 shares of its Class A Common Stock to CERFnet's former controlling stockholder and granted to it certain registration rights with respect to such shares of Class A Common Stock. After the acquisition, the name of CERFnet was changed to TCG CERFnet, Inc.

  TCG retained an independent third party to evaluate certain of the acquired assets of CERFnet, and as a result of the evaluation, TCG expensed acquired in-process research and development costs of $22.0 million.

  The goodwill recorded with this investment, which represented the excess of the Company's investment over the underlying net assets of CERFnet was approximately $19.9 million. Such amount is being amortized over 10 years and is reported in the statement of operations in depreciation and amortization expense. Amortization expense related to such goodwill for the year ended December 31, 1997 was approximately $1.8 million.

 Summarized Financial Information

  Summarized financial information for the Company's investments, which include BizTel and ETC and six months of the revenues and net losses of the Local Market Partnerships except for TCG St. Louis as of and for the year ended December 31, 1996, is as follows (in thousands):

     Total assets..................................................... $ 68,053
     Total liabilities................................................  185,820
     Total revenues...................................................   63,940
     Net loss.........................................................  (52,311)

 ACC Merger

  On November 26, 1997, TCG entered into an Agreement and Plan of Merger (the "ACC Agreement") by and among TCG, TCG Merger Co., Inc., a Delaware corporation and a wholly-owned subsidiary of TCG

              TELEPORT COMMUNICATIONS GROUP INC. AND SUBSIDIARIES

                 YEARS ENDED DECEMBER 31, 1997, 1996 AND 1995

("MergerCo"), and ACC Corp., a Delaware corporation ("ACC"), providing for the merger of MergerCo with and into ACC (the "ACC Merger"), with ACC becoming a wholly-owned subsidiary of TCG. ACC is a switch-based provider of telecommunications services to businesses, residential customers, and educational institutions in the United States, United Kingdom and Canada. ACC has recently commenced operations in Germany. The ACC Agreement provides that ACC's stockholders will receive approximately that number of shares of TCG Class A Common Stock for each ACC share, equal to $50 divided by the average per share closing price of TCG Class A Common Stock for a ten-day trading period prior to closing of the transaction. In the event, however, that the average per share closing price of TCG Class A Common Stock during the ten-day trading period prior to closing is below $45, the exchange ratio is fixed at
1.11111 shares of TCG Class A Common Stock for each ACC share, and, if the average per share closing price of TCG Class A Common Stock during the ten-day trading period prior to closing is above $55, the exchange ratio is fixed at
0.90909 of a share of TCG Class A Common Stock for each ACC share. The total aggregate amount of consideration to be received by the ACC stockholders is expected to be approximately $1.0 billion.

  ACC is presently in the process of acquiring US WATS, Inc., ("US WATS") a domestic U.S. long distance reseller. The US WATS acquisition is expected to be complete in early 1998. ACC has agreed that it will not change the agreement governing the acquisition of US WATS without TCG's consent.

  TCG and ACC expect the transaction to be completed by mid-1998, subject to, among other things, approval by a majority of the holders of ACC's outstanding shares. Under the ACC Agreement, ACC has agreed not to solicit or take other actions with respect to any competing proposal, subject to compliance with fiduciary duties. ACC agreed to pay TCG $32.5 million, plus up to $7.5 million for expenses, if the ACC Agreement is terminated under certain circumstances.

  Upon execution of the ACC Agreement, ACC amended its shareholder rights plan to exempt TCG from the 7.5% threshold by which the rights become exercisable. This amendment will remain in effect until December 31, 1998. In the event that the ACC Merger is completed, the underlying rights granted under the ACC shareholder rights plan will be redeemed by ACC.

  Consummation of the ACC Merger is subject to certain closing conditions, including TCG and ACC obtaining required regulatory approvals and other related consents. Accordingly, there can be no assurance that the ACC Merger will be successfully consummated or, if successfully completed, when it might be completed.

 Kansas City Fiber Network, L.P.

  On December 1, 1997, TCG agreed to acquire the assets and customer base of Kansas City Fiber Network, L.P. ("KCFN"), a leading competitive local exchange carrier in the Kansas City metropolitan area owned by TCI and Time Warner Communications for approximately $55 million in cash and the assumption of certain liabilities. KCFN currently operates a fiber optic network over 580 route miles which connects to more than 200 on-net buildings. This acquisition is subject to approval from regulatory authorities which is expected in the second quarter of 1998. On June 1, 1997, TCG entered into a Technical Services Agreement with KCFN whereby TCG assumed managerial oversight of the day-to-day operations of KCFN. TCG has recorded the results of operations of KCFN subsequent to that date.

              TELEPORT COMMUNICATIONS GROUP INC. AND SUBSIDIARIES

                 YEARS ENDED DECEMBER 31, 1997, 1996 AND 1995


 Pro Forma Financial Information

  Unaudited pro forma financial information for the years ended December 31, 1997 and 1996 as if the TCG Reorganization and the acquisitions of ETC, CERFnet, BizTel, ACC (including US WATS), and KCFN had occurred at January 1, 1996, is as follows (in thousands, except share amounts):

                                                         1997         1996
                                                      -----------  -----------
     Revenue......................................... $   931,500  $   670,312
     Net loss........................................ $  (238,279) $  (167,652)
     Loss per share.................................. $     (1.26) $     (0.96)
     Weighted average number of shares outstanding... 188,747,431  173,811,002

  Pro forma adjustments for the year ended December 31, 1997 include the reversal of TCG's equity in the losses of ETC and BizTel as well as amortization of the intangible assets relating to the aforementioned acquisition. Pro forma adjustments for the year ended December 31, 1996 include (i) the reversal of TCG's equity in the losses of the 13 Local Market Partnerships and ETC, (ii) amortization of the intangible assets relating to the aforementioned acquisitions and (iii) the reduction of interest expense from the conversion of subordinated debt to parents to equity. The pro forma net loss for the year ended December 31, 1996 excludes the effect of the one-time nonrecurring charge for acquired in-process research and development. The pro forma financial information presented above is not necessarily indicative of the operating results which would have been achieved had the transactions occurred at the beginning of the periods presented or of the results to be achieved in the future.

 Cox Fibernet Affiliates

  Pursuant to the terms of three Operator Managed Ventures Services Agreements between TCG and certain affiliates of Cox, TCG has options to acquire up to a 35% interest in the competitive access business conducted by such affiliates of Cox in New Orleans, Oklahoma City and the Hampton Roads, Virginia area. To the extent the Cox competitive access provider has derived revenue from any contract entered into by TCG as a result of sales efforts engaged in by TCG on behalf of such Cox operations, the purchase price shall be the ratio of the annual TCG generated revenue to total annual revenue of the Cox operation multiplied by the book value of the assets of the Cox operation. If such ratio is less than 35%, TCG may purchase the balance, up to 35%, of that Cox operation for the fair market value (as determined in accordance with the Operator Managed Ventures Services Agreements) of the operation. There is no cap or maximum purchase price under the terms of the Operator Managed Ventures Services Agreements. In November 1996, TCG notified Cox of its intention to exercise its option to purchase a 35% interest in Cox's Hampton Roads, Virginia operations. The Company's options to acquire 35% interests in Cox's New Orleans and Oklahoma City operations do not mature until 1999. Cox and TCG engaged in discussions concerning the calculation of the purchase price formula for Hampton Roads, Virginia, and a possible renegotiation and restructuring of their respective rights and obligations of the parties under each of the Operator Managed Ventures Services Agreements. However, in connection with the AT&T Merger, Cox and TCG agreed to suspend their negotiations and to toll the option period until the later of six months after the effective time of the AT&T Merger and the contractual trigger date.

              TELEPORT COMMUNICATIONS GROUP INC. AND SUBSIDIARIES

                 YEARS ENDED DECEMBER 31, 1997, 1996 AND 1995


4. MARKETABLE SECURITIES

  The following is a summary of TCG's marketable securities and cash equivalents at December 31, 1997 and 1996 (in thousands):

                                                         1997
                                       ----------------------------------------
                                       AMORTIZED UNREALIZED UNREALIZED  MARKET
                                         COST       GAIN       LOSS     VALUE
                                       --------- ---------- ---------- --------
   Commercial paper................... $124,246     $  4      $  (4)   $124,246
   Federal agency discount notes......   33,750      --          (1)     33,749
   Federal agency notes...............   54,524        9         (4)     54,529
   Certificates of deposit............   55,987        3         (6)     55,984
   Corporate medium term notes........   93,114      108         (2)     93,220
   Corporate notes....................   15,000       39        --       15,039
   Bank notes.........................   19,993       18        --       20,011
                                       --------     ----      -----    --------
                                        396,614      181        (17)    396,778
   Less: Cash equivalents.............   89,950      --         --       89,950
                                       --------     ----      -----    --------
   Marketable securities.............. $306,664     $181      $ (17)   $306,828
                                       ========     ====      =====    ========
                                                         1996
                                       ----------------------------------------
                                       AMORTIZED UNREALIZED UNREALIZED  MARKET
                                         COST       GAIN       LOSS     VALUE
                                       --------- ---------- ---------- --------
   Commercial paper................... $338,390     $ --      $ (83)   $338,307
   U.S. Treasury bills................   47,894       33        --       47,927
   Federal agency notes...............  139,481       11        (29)    139,463
   Corporate medium term notes........  118,825       60        (33)    118,852
   Floating rate notes................   19,984       16        --       20,000
                                       --------     ----      -----    --------
                                        664,574      120       (145)    664,549
   Less: Cash equivalents.............  223,743      --         --      223,743
                                       --------     ----      -----    --------
   Marketable securities.............. $440,831     $120      $(145)   $440,806
                                       ========     ====      =====    ========

  The amortized cost and estimated fair value by maturity date as of December 31, 1997 is as follows (in thousands):

                                                   AMORTIZED COST   MARKET VALUE
                                                   --------------   ------------
     Due in one year................................    $313,490      $313,505
     Due after one year through five years..........      83,124        83,273
                                                        --------      --------
       Total........................................    $396,614      $396,778
                                                        ========      ========

  Proceeds from the sale of investments during 1997 and 1996 were $479.5 million and $664.8 million, respectively. Gross gains of $117 thousand and $57 thousand and gross losses of $13 thousand and $2 thousand were realized on these sales in 1997 and 1996, respectively. The change in the net unrealized holding gain from 1997 to 1996 on available-for-sale securities is $189 thousand.

              TELEPORT COMMUNICATIONS GROUP INC. AND SUBSIDIARIES

                 YEARS ENDED DECEMBER 31, 1997, 1996 AND 1995


5. FIXED ASSETS

  The following is a summary of the Company's fixed assets as of December 31, 1997 and 1996 (in thousands):

                                                           1997        1996
                                                        ----------  ----------
   Communications network.............................. $1,470,081  $  875,152
   Construction in progress............................    252,012     336,770
   Other...............................................    150,990      92,307
                                                        ----------  ----------
                                                         1,873,083   1,304,229
     Less: Accumulated depreciation and amortization...   (379,987)   (236,967)
                                                        ----------  ----------
     Fixed assets--net................................. $1,493,096  $1,067,262
                                                        ==========  ==========

6. LONG-TERM DEBT AND FINANCIAL INSTRUMENTS

  Long-term debt outstanding as of December 31, 1997 and 1996 consisted of the following (in thousands):

                                                               1997      1996
                                                            ---------- --------
   Senior Notes, 9.875%, due 2006.......................... $  300,000 $300,000
   Senior Discount Notes, net of discount of $338,622 and
    $414,039 in 1997 and 1996, respectively, 11.125% due
    2007...................................................    734,984  659,567
   TCI Subordinated Note, 7.5% due 2001, repaid December
    31, 1997...............................................        --    27,007
                                                            ---------- --------
     Total................................................. $1,034,984 $986,574
                                                            ========== ========

  All long-term debt matures subsequent to 2002.

 Senior Notes and Senior Discount Notes

  On July 2, 1996, TCG issued $300 million principal amount of Senior Notes due 2006 and $1,073 million aggregate principal amount at maturity of Senior Discount Notes due 2007 (collectively the "Notes"). The Senior Notes were issued pursuant to an indenture (the "Senior Notes Indenture") between TCG and the United States Trust Company of New York, as trustee, and the Senior Discount Notes were issued pursuant to an Indenture (the "Senior Discount Notes Indenture") and, together with the Senior Notes Indenture (the "Indentures") between the Company and the United States Trust Company of New York, as trustee. The Indentures contain certain restrictive covenants which impose limitations on TCG and certain of its subsidiaries' ability to, among other things: (i) incur additional indebtedness, (ii) pay dividends or make certain other distributions and investments, (iii) create liens, (iv) create dividend and other payment restrictions on subsidiaries, (v) incur certain guarantees, (vi) enter into certain asset sale transactions, (vii) enter into certain transactions with affiliates (including the Cable Stockholders) and
(viii) merge, consolidate or transfer substantially all of the Company's assets. Under the terms of the Indentures, TCG currently is not able to pay dividends. TCG is currently in compliance with the terms of these covenants.

  The Senior Discount Notes were issued at a discount to their aggregate principal amount to generate gross proceeds of approximately $625 million. The Senior Discount Notes accrete at a rate of 11.125% compounded semi-annually, to an aggregate principal amount of $1,073 million by July 1, 2001. Thereafter, interest on the Senior Discount Notes will accrue at the rate of 11.125% per annum and will be payable semi-annually on January 1 and July 1, commencing on January 1, 2002; provided that at any time prior to July 1, 2001, TCG

              TELEPORT COMMUNICATIONS GROUP INC. AND SUBSIDIARIES

                 YEARS ENDED DECEMBER 31, 1997, 1996 AND 1995

may elect to commence the accrual of cash interest on the Senior Discount Notes, in which case the outstanding principal amount on such Notes will be reduced to their accreted value as of the date of such election and cash interest shall become payable thereafter.

  The Notes will be subject to redemption at the option of TCG, in whole or in part, at any time on or after July 1, 2001, initially at 104.938% of their principal amount in the case of the Senior Notes, and 105.563% in the case of the Senior Discount Notes and declining to 100% of their principal amount on or after July 1, 2004, in all cases plus accrued and unpaid interest thereon to the applicable redemption date. The incurrence of long-term indebtedness by TCG is subject to approval by the New York Public Service Commission (the "NYPSC") and the New Jersey Board of Public Utilities (the "NJPBU"). Both the NYPSC and NJBPU have authorized TCG to issue long-term debt in amounts not to exceed $4 billion.

  The fair value of TCG's long-term debt is estimated based on the quoted market price for the same or similar issues or on borrowing rates currently available to TCG for debt with similar terms and maturities. The fair value of TCG's long-term debt was $1.2 billion and $1.1 billion at December 31, 1997 and 1996, respectively. The total interest expense for the Notes was $105.0 million and $49.3 million for the years ended December 31, 1997 and 1996, respectively.

 The Revolving Credit Agreement

  On May 22, 1995, TCG entered into a Loan Agreement (the "Revolving Credit Agreement") with Toronto Dominion (Texas), Inc., as administrative agent, Chemical Bank, as documentation agent, and the Banks (as defined in the Revolving Credit Agreement) to finance capital expenditures and working capital needs of TCG's subsidiaries and of the Local Market Partnerships and to repay debt of TCG and its subsidiaries to the Cable Stockholders. Borrowings of $250 million were utilized for the growth of TCG. The $250 million of indebtedness under the Revolving Credit Agreement was repaid in July 1996 from the proceeds of the 1996 Offerings.

  On July 28, 1997, TCG, through a wholly-owned subsidiary, TCG New York, Inc. ("TCGNY") amended its $250 million Revolving Credit Agreement to a $400 million Revolving Credit Agreement (the "Revolving Credit Agreement"). The Revolving Credit Agreement is secured by (i) the stock of the following wholly-owned subsidiaries of TCGNY: TC New York Holdings I, Inc., TC New York Holdings II, Inc., TC Systems, Inc., TCG Payphones, Inc. and the partnership interests in Teleport Communications, (ii) a negative pledge with respect to the assets and a pledge of the stock of each existing and future subsidiary of TCGNY, (iii) a negative pledge with respect to the contracts that relate to TCGNY operations, (iv) upstream guarantees from any existing and future subsidiaries of TCGNY, and (v) a lien on all present and future intercompany indebtedness owed to TCGNY from TCG and all of its subsidiaries. The Revolving Credit Agreement provides for interest based upon either the base rate or London Interbank Offered Rate ("LIBOR"), adjusted as defined in the Revolving Credit Agreement. In addition, TCGNY must pay a commitment fee equal to 0.375% per annum on the unused commitment amount. There was no outstanding balance as of December 31, 1997 and 1996. The total interest expense for amounts borrowed and commitment fees under the Revolving Credit Agreement were $1.2 million, $6.3 million and $3.0 million for the years ended December 31, 1997, 1996 and 1995, respectively. At December 31, 1997, the amount available under the Revolving Credit Agreement was $344.4 million.

              TELEPORT COMMUNICATIONS GROUP INC. AND SUBSIDIARIES

                 YEARS ENDED DECEMBER 31, 1997, 1996 AND 1995


  The commitment will be reduced in equal quarterly installments according to the following schedule:

           YEAR                                    AMOUNT
           ----                                 -------------
                                                (IN MILLIONS)
           2000................................    $ 12.5
           2001................................      35.0
           2002................................      55.0
           2003................................      70.0
           2004................................      90.0
           2005................................     100.0
           2006................................      37.5
                                                   ------
                                                   $400.0
                                                   ======

  The shares of capital stock owned by TCG in certain of the wholly-owned subsidiaries of TCG (TC New York Holdings I, Inc., TC New York Holdings II, Inc., TCG Payphones, Inc., and TC Systems, Inc., collectively the "Restricted Subsidiaries") were and remain pledged as collateral to secure loans pursuant to, and may not be pledged to any other party under the terms of, the Revolving Credit Agreement.

  In December 1995, the capital stock of the wholly-owned Restricted Subsidiaries of TCG was transferred, subject to the pledge, to TCG New York, Inc., a wholly-owned subsidiary of TCG. TCG New York, Inc. assumed all obligations under the Revolving Credit Agreement as of the date of transfer. TCG New York, Inc. is permitted under the terms of the Revolving Credit Agreement to advance funds to TCG. When made, such advances are to be evidenced by notes from TCG to TCG New York, Inc. which will be pledged as collateral under the Revolving Credit Agreement.

  The Revolving Credit Agreement contains various covenants and conditions, including restrictions on additional indebtedness, maintenance of certain financial ratios and limitations on capital expenditures. TCG is currently in compliance with the terms of these covenants. None of these covenants negatively impact TCG's liquidity or capital resources at this time.

  In 1995, TCG entered into interest rate swap agreements to mitigate the impact of changes in interest rates on its long-term bank debt. TCG had no interest rate swaps with commercial banks at December 31, 1997 and 1996. The average fixed interest rate was 5.93% in 1995. These agreements effectively fixed TCG's interest rate exposure on various LIBOR based floating rate notes (which ranged from 5.87% to 5.94%). During July 1996, TCG repaid $250 million of bank indebtedness with the proceeds of the 1996 Offerings. Due to this repayment, TCG is not currently required under its Revolving Credit Agreement to enter into interest rate swap arrangements. Accordingly, during 1996, TCG terminated four interest rate swap arrangements which were due to mature in 1997, for a gain of approximately $1.5 million.

 TCI Subordinated Note

  In connection with the 1996 Offerings, the Cable Stockholders contributed to TCG $269.0 million aggregate principal amount of indebtedness, plus accrued interest from May 1995, except that TCI retained a $26 million subordinated note of TCG, in exchange for Class B Common Stock issued to the Cable Stockholders. The loan agreement was terminated in connection with the TCG Reorganization. Interest and principal on the TCI Subordinated Note were payable in 2001. The TCI Subordinated note was repaid on December 31, 1997 at a discounted value of approximately $25.1 million.

              TELEPORT COMMUNICATIONS GROUP INC. AND SUBSIDIARIES

                 YEARS ENDED DECEMBER 31, 1997, 1996 AND 1995

 Cable Stockholders Loan Agreement

  TCG had a loan agreement with the Cable Stockholders aggregating $349.6 million ($269.0 million outstanding at December 31, 1995). Borrowings bore interest at 75 basis points above the one-month London Interbank Offered Rate ("LIBOR"). Total interest expense for this loan was $0, $8.4 million and $17.6 million for the years ended December 31, 1997, 1996 and 1995, respectively.

 ETC Facility

  In the acquisition of ETC, TCG assumed ETC's credit facility which was entered into in October 1995 with CoreStates Bank, N.A. and certain other lenders (the "ETC Facility"). The ETC Facility is a $60.0 million credit facility. The ETC Facility provides for interest based upon either the base rate, or LIBOR, adjusted as defined in the ETC Facility (7.4375% at December 31, 1997), which is payable quarterly. The balance outstanding is due on September 30, 1998. Borrowings under the ETC Facility are collateralized by substantially all of the assets and outstanding common stock of TCG Delaware Valley, Inc. In addition, the ETC Facility contains certain restrictive covenants which, among other things, require TCG Delaware Valley to maintain certain debt service coverage ratios and limit the payment of dividends and capital expenditures. TCG is currently in compliance with terms of these covenants. In addition, TCG Delaware Valley is required to pay .375% per year on the available portion of the ETC Facility. The total outstanding balance at December 31, 1997, was $52.6 million.

7. STOCKHOLDERS' EQUITY

 1997 Equity Offering

  Continental acquired its interest in TCG in May 1993. On November 15, 1996, Continental was acquired by U S WEST. In connection with such acquisition, on November 5, 1996, the U.S. Department of Justice announced, and on February 28, 1997, a final judgment was entered (the "Final Judgment") with respect to a settlement with U S WEST and Continental pursuant to which Continental was required to reduce its ownership in TCG below 10% by June 30, 1997, and was required to eliminate such ownership entirely by December 31, 1998. On February 19, 1997, pursuant to the Amended and Restated Stockholders' Agreement dated June 26, 1996, between TCG and the Cable Stockholders (the "Amended Stockholders' Agreement"), Continental converted 4,000,000 shares of Class B Common Stock into 4,000,000 shares of Class A Common Stock and, in accordance with the provisions of Rule 144 promulgated by the Commission under the Securities Act, transferred these shares to one or more third parties. Thereafter, Continental converted an additional 4,500,000 shares of Class B Common Stock, pursuant to the Amended Stockholders' Agreement, and in accordance with the provisions of Rule 144 transferred 3,840,000 of such shares to one or more third parties.

  TCG filed a registration statement for a public offering (the "1997 Equity Offering") of 17,250,000 shares of Class A Common Stock on October 10, 1997, and the 1997 Offering was consummated on November 13, 1997. Of the 17,250,000 shares, 7,304,408 were offered by the Company and 9,945,592 shares were offered by Continental. The Company did not receive any proceeds from the sale of shares by Continental. The net proceeds

              TELEPORT COMMUNICATIONS GROUP INC. AND SUBSIDIARIES

                 YEARS ENDED DECEMBER 31, 1997, 1996 AND 1995

to the Company from its sale of shares pursuant to the 1997 Equity Offering were approximately $317.4 million, after deducting the underwriting discount and expenses of approximately $11.3 million.

8. EMPLOYEE BENEFIT PLANS

  Teleport Communications Group Retirement Savings Plan--TCG has a Retirement Savings Plan (the "Plan") with a retirement savings component covering substantially all eligible employees of TCG with one or more years of service and a 401(k) savings component covering substantially all eligible employees of TCG. Under the retirement component of the Plan, TCG contributes an amount based on years of service and annual eligible compensation. Under the 401(k) component of the Plan, participants may make pre-tax contributions and TCG matches 50% of the first 6% of annual eligible compensation to a maximum company contribution of $1,500 per employee for employees with more than one year of service. Participants with less than one year of service may make pre-tax contributions without a company match.

  Effective November 1, 1996, the Plan offers TCG's Class A Common Stock as an investment option. The Plan purchases shares on the open market. As of December 31, 1997 and 1996, respectively, 113,553 and 36,186 shares, with a total market value of $6.2 million and $1.1 million, had been purchased under the Plan.

  In 1997, 1996 and 1995, TCG made matching contributions of $1.5 million, $1.1 million, and $0.7 million, respectively, as required by the 401(k) component and $2.2 million, $1.4 million, and $1.0 million, respectively, under the retirement component of the plan.

  TCG has established a non-qualified, funded, deferred compensation Make-Up Plan of Teleport Communications Group Inc. (the "Make-Up Plan") for the Teleport Communications Group Inc. Retirement Savings Plan. The purpose of the Make-Up Plan is to provide certain eligible participants benefits which would have been payable under the Retirement Savings Plan, but were limited by the maximum company match of $1,500, as well as compensation limits set forth by the IRS. Expenses incurred in connection with the Make-Up Plan were approximately $0.9 million in 1997 and were insignificant in 1996 and 1995.

  Teleport Communications Group Unit Appreciation Plan--TCG has established the Teleport Communications Group Unit Appreciation Plan (the "UAP") for 1992 and 1993. During the years ended December 31, 1993 and 1992, TCG made awards of deferred compensation in the form of units (the "Units"), pursuant to the UAP, to certain eligible employees of TCG. Benefits under the UAP are equal to the value of the Units on the date the employee terminates employment or is fully vested in the Units, less the initial base price of the Units. The initial base price of each Unit as of January 1, 1993 and 1992 was $34.85 and $30.00, respectively. Each Unit is equal to 8.4 shares of Class A Common Stock. Except for awards to a certain employee, the appreciation of any Unit is limited to 200% of the initial base price. Pursuant to an employee's employment agreement, there is no limit on the appreciation he may receive under the 1992 UAPs. Awards under the UAP are subject to a five-year vesting schedule, pursuant to which the Units granted were 60% vested as of December 31, 1995 and December 31, 1994, respectively, and fully vested no later than December 31, 1997 and December 31, 1996, respectively, subject to certain exceptions provided therein. The 1992 UAPs were fully vested December 31, 1996 and were paid early in 1997. In connection with the UAP, TCG recognized compensation expense of $15 thousand, $1.4 million and $2.5 million for the years ended December 31, 1997, 1996 and 1995, respectively. In January 1996, TCG adopted a plan which permits the awards under the UAP to be deferred in whole or in part at the election of the participants for periods of up to five years or, with the Administrative Committee's consent, until termination of employment.

              TELEPORT COMMUNICATIONS GROUP INC. AND SUBSIDIARIES

                 YEARS ENDED DECEMBER 31, 1997, 1996 AND 1995


  The following table provides additional information concerning the Unit Appreciation Plan awards:

                                                                        NUMBER OF
                                   NUMBER       NUMBER                    UNITS       NUMBER                    NUMBER
                                  OF UNITS     OF UNITS     VALUE OF   OUTSTANDING   OF UNITS      VALUE       OF UNITS
                                OUTSTANDING     VESTED       UNITS         AT         VESTED      OF UNITS   OUTSTANDING
                       INITIAL       AT           AT       VESTED AT    DECEMBER        AT       VESTED AT        AT
       YEAR OF          NUMBER  DECEMBER 31, DECEMBER 31, DECEMBER 31,     31,     DECEMBER 31, DECEMBER 31, DECEMBER 31,
        AWARD          OF UNITS     1997         1997         1997        1996         1996         1996         1995
       -------         -------- ------------ ------------ ------------ ----------- ------------ ------------ ------------
1993..................  36,000     5,300        5,300       $369,410      5,300        4,240     $  295,528     23,700
1992.................. 170,850       --           --             --      63,250       63,250      7,695,373    139,200
                       -------     -----        -----       --------     ------       ------     ----------    -------
 Total................ 206,850     5,300        5,300       $369,410     68,550       67,490     $7,990,901    162,900
                       =======     =====        =====       ========     ======       ======     ==========    =======

  Teleport Communications Group Inc. 1996 Equity Incentive Plan--TCG established the Teleport Communications Group Inc. 1996 Equity Incentive Plan (the "Equity Incentive Plan") effective June 27, 1996, to provide opportunities for certain employees of TCG to participate in the appreciation in the value of TCG after the initial public offering. The Board of Directors authorized the issuance of up to 637,792 shares of Class A Common Stock under the Equity Incentive Plan. The Equity Incentive Plan is administered by the Compensation Committee which has full and discretionary power to award shares under the Equity Incentive Plan.

  Under the Equity Incentive Plan, each employee who had an award under the 1992 UAP or the 1993 UAP, whether or not the employee had elected to defer receipt of the payment of benefits thereunder and who is employed by TCG as of June 27, 1996, had the right to waive his/her interest in all or any portion of the employee's benefit in the 1992 UAP or the 1993 UAP. In exchange therefore, the employee was granted a number of shares under the Equity Incentive Plan equal to the value of the portion of the employee's benefit waived (determined as of June 27, 1996) multiplied by 120% and divided by the initial public offering price per share of Class A Common Stock. No employee could receive more than 54,000 shares under the Equity Incentive Plan, and a certain employee was not eligible to participate. One share under the Equity Incentive Plan is equivalent in value to one share of Class A Common Stock. Thus, the value of the benefit payable under the Equity Incentive Plan will fluctuate in accordance with the fair market value of the Class A Common Stock.

  Shares under the Equity Incentive Plan granted in exchange for 1992 UAP benefits are subject to a two-year vesting schedule, with 70% of the shares becoming vested as of June 27, 1997 and the remaining 30% becoming vested as of the June 27, 1998. Shares granted in exchange for the 1993 UAP benefits are subject to a three-year vesting schedule, with 70% of the shares becoming vested as of June 27, 1998 and the remaining 30% becoming vested as of June 27, 1999. A participant shall become 100% vested in his/her shares in the event of death, total disability or a change in control. In the event a participant's employment is terminated for cause, his/her interest in each and every share awarded under the Equity Incentive Plan shall be forfeited.

  Shares under the Equity Incentive Plan will be paid to a participant either in one lump sum cash payment or in shares of Class A Common Stock, as determined at the discretion of the Compensation Committee, on the payment date elected by the participant at the time he/she elects to participate in the Equity Incentive Plan. In general, the payment date elected may be the last business day of any calendar quarter during the period commencing June 30, 1998 and ending June 30, 2001.

  At December 31, 1997 and 1996, respectively, 409,983 and 421,233 shares were outstanding under the Equity Incentive Plan.

  Teleport Communications Group Inc. Stock Option Plan--TCG established the Teleport Communications Group Stock Option Plan (the "SOP") effective September 26, 1993. The SOP is administered at the discretion

              TELEPORT COMMUNICATIONS GROUP INC. AND SUBSIDIARIES

                 YEARS ENDED DECEMBER 31, 1997, 1996 AND 1995

of the Compensation Committee, which has made long-term incentive compensation awards in the form of non-qualified and incentive stock options to eligible employees. Stock options were granted with exercise prices at or above the fair market value of the shares on the date of grant, and no compensation expense has been recognized in connection with the options. The Compensation Committee may permit the exercise price to be paid in cash, through delivery of other shares of Class A Common Stock, by delivering irrevocable instructions to a financial institution to deliver promptly to TCG the portion of sale or loan proceeds sufficient to pay the exercise price, or through an election to have shares withheld from the shares otherwise to be received by the option holder.

  The following table provides additional information concerning the SOP:

                                         SHARES OF COMMON STOCK
                                        -------------------------
                                        AVAILABLE FOR
                                            GRANT     OUTSTANDING EXERCISE PRICE
                                        ------------- ----------- --------------
   Balance, January 1, 1995............   2,888,046    2,495,304  $ 6.90--10.39
     Authorized........................         --           --             --
     Granted...........................    (285,096)     285,096          14.22
     Exercised.........................         --       (27,115)          6.90
     Forfeited.........................     215,225     (215,225)   6.90--14.22
                                         ----------    ---------
   Balance, December 31, 1995..........   2,818,175    2,538,060  $ 6.90--14.22
     Authorized........................   5,547,683          --             --
     Granted...........................  (2,003,462)   2,003,462   17.46--21.60
     Exercised.........................         --       (55,355)          6.90
     Forfeited.........................     173,443     (173,443)   6.90--21.60
                                         ----------    ---------
   Balance, December 31, 1996..........   6,535,839    4,312,724  $ 6.90--21.60
     Authorized........................         --           --             --
     Granted...........................  (1,935,068)   1,935,068   24.48--55.02
     Exercised.........................         --      (285,332)   6.90--10.39
     Forfeited.........................     155,944     (155,944)   6.90--49.00
                                         ----------    ---------
   Balance, December 31, 1997..........   4,756,715    5,806,516  $ 6.90--55.02
                                         ==========    =========

  Teleport Communications Group Inc. Employee Stock Purchase Plan (1997)--TCG adopted the Teleport Communications Group Inc. Employee Stock Purchase Plan (the "1997 Stock Purchase Plan"), effective July 1, 1997. The 1997 Stock Purchase Plan is administered by the Compensation Committee of the Board of Directors (the "Committee"). As of the first day of each calendar quarter each eligible employee will be granted the option to purchase as of the last day of each calendar quarter, a number of shares determined under a uniform formula specified by the Committee. Each eligible employee was given an option to purchase the number of shares equal to 10% of such employee's compensation plus bonus paid in that calendar quarter, divided by the purchase price per share under the option. No employee can receive options for more than $25,000 worth of shares in any calendar year. The purchase price for one share of Class A Common Stock is 15% below the average closing price of the last ten trading days of the calendar quarter. The Committee authorized the issuance of 1,500,000 shares of Class A Common Stock under the 1997 Stock Purchase Plan. The expense recorded for the year ended December 31, 1997 related to options issued was approximately $0.3 million.

  Teleport Communications Group Inc. Employee Stock Purchase Plan (1996)--TCG adopted the Teleport Communications Group Inc. Employee Stock Purchase Plan (the "1996 Stock Purchase Plan"), effective June 27, 1996. The 1996 Stock Purchase Plan is administered by the Committee. Each eligible

              TELEPORT COMMUNICATIONS GROUP INC. AND SUBSIDIARIES

                 YEARS ENDED DECEMBER 31, 1997, 1996 AND 1995

employee was given an option to purchase a number of shares of Class A Common Stock up to 10% of such employee's compensation plus bonus paid for the calendar year preceding the year the option is awarded, divided by the purchase price per share under the option. No employee can receive options for more than $25,000 worth of shares in any calendar year. The purchase price for one share of Class A Common Stock is 15% below the initial offering price of $16, or $13.60. The Board of Directors has authorized the issuance of 745,000 shares under the 1996 Stock Purchase Plan. The options expired on June 27, 1997. Options related to 584,686 shares of Class A Common Stock were exercised.

  The expense recorded in each of the years ended December 31, 1997 and 1996 related to the options issued was approximately $0.7 million.

  The following table provides additional information concerning the 1996 and 1997 Employee Stock Purchase Plans:

                                         SHARES OF COMMON STOCK
                                        -------------------------
                                        AVAILABLE FOR
                                            GRANT     OUTSTANDING EXERCISE PRICE
                                        ------------- ----------- --------------
   Balance, January 1, 1996............         --          --    $         --
     Authorized........................     745,000         --            13.60
     Granted...........................    (623,894)    623,894           13.60
     Exercised.........................         --          --              --
     Forfeited.........................      41,001     (41,001)          13.60
                                          ---------    --------
   Balance, December 31, 1996..........     162,107     582,893   $       13.60
     Authorized........................   1,500,000         --              --
     Granted...........................    (109,975)    109,975           35.54
     Exercised.........................         --     (609,651)   13.60--35.54
     Forfeited.........................      83,217     (83,217)          13.60
                                          ---------    --------
   Balance, December 31, 1997..........   1,635,349         --    $         --
                                          =========    ========

  Stock-Based Compensation--In October 1995, the FASB issued SFAS No. 123, "Accounting for Stock-Based Compensation" which encourages but does not require companies to record compensation cost for stock-based compensation plans at fair value.

  TCG has chosen to continue to account for stock-based compensation using the intrinsic value method prescribed in Accounting Principles Board Opinion ("APB") No. 25 "Accounting for Stock Issued to Employees," and its related interpretations. Accordingly, no compensation expense has been recorded for its stock awards and employee stock purchase plans, but rather, the Company has determined the pro forma net loss and net loss per share amounts for 1997, 1996 and 1995, as if compensation expense had been recorded for options granted during those years under the fair value method described in SFAS No.
123. Compensation cost for stock options is measured as the excess, if any, of the quoted market price of the Company's stock at the date of the grant over the amount an employee must pay to acquire the stock. Compensation cost for stock appreciation rights and performance equity units is recorded quarterly based on the quoted market price of TCG's stock at the end of the period.

  The Company utilized the Black-Scholes option pricing model to estimate the fair value at the date of grant of options granted during 1997, 1996 and 1995. Under the Black-Scholes model, the volatility factor ranged from 25.0% to 26.4% was used for options granted on or after the date of the 1996 Offerings and the minimum value method was used for options granted prior to the date of the 1996 Offerings, as if there was no market for the

              TELEPORT COMMUNICATIONS GROUP INC. AND SUBSIDIARIES

                 YEARS ENDED DECEMBER 31, 1997, 1996 AND 1995

Company's common stock in which to monitor stock price volatility. Had TCG adopted SFAS No. 123, net loss and loss per share would have increased as indicated below (in thousands, except share amounts):

                                            1997         1996         1995
                                         -----------  -----------  ----------
   Net loss--as reported................ $  (222,667) $  (114,850) $  (53,804)
                                         ===========  ===========  ==========
   Net loss--pro forma.................. $  (225,625) $  (116,398) $  (53,929)
                                         ===========  ===========  ==========
   Loss per share--as reported.......... $     (1.34) $     (1.00) $    (0.77)
                                         ===========  ===========  ==========
   Loss per share--pro forma............ $     (1.36) $     (1.02) $    (0.77)
                                         ===========  ===========  ==========
   Weighted average number of shares
    outstanding......................... 165,728,059  114,443,695  70,000,140
                                         ===========  ===========  ==========

  Valuation Assumptions--The fair value of options at the date of grant was established using the Black-Scholes model with the following weighted average input assumptions:

                                                                                     ANNUAL
                         EXPECTED EXERCISE  STOCK PRICE            RISK FREE DIV.  FORFEITURE
                           LIFE     PRICE    AT GRANT   VOLATILITY INT. RATE YIELD    RATE
                         -------- --------- ----------- ---------- --------- ----- ----------
1996 Employee Stock
 Purchase Plan Grants...    1.00     $13.60     $16.00     25.0%      5.81%    0%    4.89%
1995, 1996 and 1997
 Stock Option Grants.... 5.00 to  $14.22 to  $14.22 to   0.1% to   5.80% to    0%    0% to
                            7.00     $46.98     $46.98     26.4%      6.73%          5.00%

  The following table summarizes information concerning the remaining options outstanding as of December 31, 1997 for the 1997, 1996 and 1995 option grants and the 1997 Employee Stock Purchase Plan:

                                       OPTIONS OUTSTANDING              OPTIONS EXERCISABLE
                          --------------------------------------------- --------------------
                                                WEIGHTED AVG. WEIGHTED              WEIGHTED
                          RANGE OF   NUMBER OF    REMAINING    AVERAGE   NUMBER OF  AVERAGE
                          EXERCISE    SHARES     CONTRACTUAL  EXERCISE    SHARES    EXERCISE
                           PRICES   OUTSTANDING     LIFE       PRICES   EXERCISABLE  PRICES
                          --------- ----------- ------------- --------- ----------- --------
1995, 1996 and 1997
 Stock Option Grants and
 1997 Employee Stock
 Purchase Plan..........  $14.22 to  4,011,154     5.00 to    $14.22 to    2,313     $14.22
                             $55.02                   7.00       $46.98

  Employment Agreements--TCG has employment agreements with certain of its executive officers and senior management personnel. These agreements are effective through dates ending from June 30, 1998 to December 31, 2000, unless terminated earlier by the executive or TCG, and provide for annual salaries, cost-of-living adjustments, additional compensation in the form of bonuses based on the performance of TCG and the executive, and participation in the various benefit plans of TCG. The agreements contain certain benefits to the executive if TCG terminates the executive's employment without cause or if the executive terminates his employment as a result of change in ownership of TCG. The salary and bonus expense related to these employment agreements for the years ended December 31, 1997, 1996 and 1995 approximated $3.6 million, $2.9 million and $2.1 million, respectively. TCG's remaining aggregate commitments for salaries under such agreements is approximately $4.9 million. The commitments for bonuses under these agreements is approximately $1.9 million.

  In the event TCG terminates the executive without cause or the executive terminates his/her employment as a result of a change in control, the agreements provide for continued vesting in deferred compensation and long term incentive awards as well as the payment of a base salary for each executive plus an annual bonus for the duration of the agreement. The annual bonus is an amount not less than 30% of such base salary, except for a

              TELEPORT COMMUNICATIONS GROUP INC. AND SUBSIDIARIES

                 YEARS ENDED DECEMBER 31, 1997, 1996 AND 1995

certain employee whose minimum annual bonus is 50% of base salary. Each executive is entitled to these severance benefits for at least six months following such termination, except for a certain employee whose minimum entitlement period is 30 months.

9. INCOME TAXES

  There are no current income taxes payable based on TCG's operating loss. The current state and local tax expense are based on factors other than income. The following temporary differences compose the net deferred income tax payable (in thousands):

                                                              1997       1996
                                                            ---------  --------
   Deferred income tax liabilities:
     Depreciation, amortization and excess credits......... $  73,868  $ 43,072
     Other.................................................       553       --
                                                            ---------  --------
                                                               74,421    43,072
                                                            ---------  --------
   Deferred income tax assets:
     Operating loss........................................  (192,433)  (81,578)
     Deferred revenue......................................    (2,403)   (2,361)
     Assets recorded for tax purposes......................    (3,575)   (3,368)
     Incentive compensation................................    (6,434)   (4,579)
     Equity in losses of unconsolidated subsidiaries.......      (142)     (138)
     Other.................................................      (248)      --
                                                            ---------  --------
                                                             (205,235)  (92,024)
   Less: valuation allowance                                  131,778    49,874
                                                            ---------  --------
   Total deferred tax assets...............................   (73,457)  (42,150)
                                                            ---------  --------
   Deferred income taxes payable--net...................... $     964  $    922
                                                            =========  ========

  In 1997, 1996 and 1995, the net income tax benefits of approximately $81.9 million, $29.6 million and $10.9 million, respectively, have been offset by increases in the valuation allowance of $81.9 million, $29.6 million and $10.9 million, respectively, due to the uncertainty of realizing the benefit of the loss carry-forwards.

  At December 31, 1997, TCG had operating loss carry-forwards for federal income tax purposes of approximately $523.0 million, expiring principally in 2003 through 2013. Approximately $49.0 million of the net operating loss carryforwards are carryovers related to the acquisitions of BizTel and ETC. The net operating losses related to these acquisitions will be subject to various limitations.

  A reconciliation of the statutory federal income tax rate and TCG's effective income tax rate is as follows:

                                                         1997    1996    1995
                                                        ------  ------  ------
   Statutory federal income tax rate...................  35.00%  35.00%  35.00%
   State and local taxes, less federal benefit.........   0.75    2.36    1.30
   Unutilized tax benefit due to net operating loss.... (30.04) (31.80) (33.30)
   Permanent differences and other.....................  (4.96)  (3.20)  (1.70)
                                                        ------  ------  ------
   Effective rate......................................   0.75%   2.36%   1.30%
                                                        ======  ======  ======

              TELEPORT COMMUNICATIONS GROUP INC. AND SUBSIDIARIES

                 YEARS ENDED DECEMBER 31, 1997, 1996 AND 1995


10. RELATED PARTY TRANSACTIONS

  In 1996 TCG entered into a preliminary agreement with TCI which provided for the provision of certain services by TCG to TCI in connection with the development by TCI of residential telephony service offerings in Hartford, Connecticut, San Francisco, California and Arlington Heights, Illinois and possibly other locations. TCI has agreed to reimburse TCG for certain costs and cost of capital in connection with these services. TCG is also in the process of negotiating a market based agreement for the provision of telephony services for TCI in multiple dwelling units at various locations. TCI and TCG are continuing negotiations to reach a definitive agreement for both offerings. At December 31, 1997 and 1996, the amounts due to TCG for this reimbursement were $1.0 million and $1.1 million, respectively, and are included in accounts receivable--related parties. TCG has entered into an agreement with Comcast to support a Comcast residential service offering to be conducted in Maryland and Florida.

  TCG also provides management services to certain affiliates of Cox under three Operator Managed Ventures Services Agreements, including billing services, network monitoring and accounts receivable functions. Under the terms of the agreements, TCG retains 8% of the collected revenues from Cox customers as a royalty fee. Royalty fees recorded from Cox were approximately $0.6 million, $0.3 million and $0.1 million for the years ended December 31, 1997, 1996 and 1995, respectively. Included in accounts receivable--trade are approximately $1.0 million and $0.4 million at December 31, 1997 and 1996, respectively, for amounts owed by Cox customers. At December 31, 1997 and 1996, the amounts due to Cox affiliates under the agreements were $1.7 million and $1.1 million, respectively.

  In 1997 and 1996, TCG purchased cable on behalf of certain of the Cable Stockholders, which it then sold to them at cost. The amount receivable from the owners was $1.1 million and $1.5 million as of December 31, 1997 and 1996, respectively.

  Sprint Spectrum, a partnership owned 60% by TCI, Comcast and Cox, entered into preliminary agreements or letters of intent with a number of wholly-owned subsidiaries of TCG providing for the construction of special facilities and the provision of services to Sprint Spectrum by TCG. TCG and Sprint Spectrum have continued this service relationship throughout 1997. The amount receivable from Sprint Spectrum at December 31, 1997 and 1996, respectively, was $1.6 million and $0.3 million.

  In connection with the management of the Local Market Partnerships, TCG entered into management services agreements. Under the terms of such agreements, TCG provided certain operating and administrative services to such entities, for which it earned management fees. Management fees earned were approximately $0, $21.8 million and $29.6 million in 1997, 1996 and 1995, respectively. After July 2, 1996, such management fee revenue is no longer recorded because the previously unconsolidated partnerships are now consolidated.

  Related to the acquisition of KCFN, TCG is liable to fund the operations until the closing. Such liability for KCFN as of December 31, 1997 is $2.3 million which is included in accounts payable and accrued liabilities. The liability associated with the acquisition of KCFN of approximately $55 million is included in accounts payable and accrued liabilities.

11. COMMITMENTS AND CONTINGENCIES

 Operating Leases

  Under the terms of contracts with various parties, TCG is obligated to pay franchise fees, office rents, node rents and rights-of-way fees in connection with its fiber optic network through 2022. These contracts provide for

              TELEPORT COMMUNICATIONS GROUP INC. AND SUBSIDIARIES

                 YEARS ENDED DECEMBER 31, 1997, 1996 AND 1995

certain scheduled increases and for possible escalation of basic rentals based on a change in the cost of living or on other factors. TCG expects to enter into other contracts for additional franchise fees, office rents, node rents, rights-of-way, facilities, equipment, and maintenance services in the future.

  A summary of such fixed commitments at December 31, 1997 is as follows (in thousands):

            YEARS                                      AMOUNT
            -----                                     --------
            1998..................................... $ 34,079
            1999.....................................   32,286
            2000.....................................   29,986
            2001.....................................   27,908
            2002.....................................   25,723
            Thereafter...............................   65,814
                                                      --------
              Total.................................. $215,796
                                                      ========

  Rent expense under operating leases was approximately $31.4 million, $18.0 million and $11.8 million for the years ended December 31, 1997, 1996 and 1995, respectively.

 Capital Leases

  Communications network includes assets acquired under capital leases of approximately $154.1 million and $114.1 million (including approximately $111.6 million and $96.0 million with related parties) at December 31, 1997, and 1996, respectively. The related accumulated depreciation and amortization was approximately $18.9 million and $12.1 million, respectively.

  The following is a schedule, by year, of future minimum payments under the leases, together with the present value of the net minimum payments as of December 31, 1997 (in thousands):

            YEARS                                      AMOUNT
            -----                                      -------
            1998...................................... $38,218
            1999......................................  12,545
            2000......................................   4,860
            2001......................................     844
            2002......................................     534
            Thereafter................................   4,130
                                                       -------
            Total minimum lease payments..............  61,131
            Less amount representing interest.........   8,312
                                                       -------
            Total obligations under capital leases.... $52,819
                                                       =======

 Retention Incentive

  As part of the AT&T Merger, TCG has offered a retention incentive compensation package to all employees as of January 8, 1998. These amounts are payable in four installments, the closing date of the proposed AT&T Merger, the first anniversary of the closing date, the second anniversary of the closing date and thereafter to all employees still employed at TCG. Such amounts are currently estimated at $14.4 million, $14.4 million, $10.4 million and $.8 million, respectively. There are no assurances that the AT&T Merger will be consummated.

              TELEPORT COMMUNICATIONS GROUP INC. AND SUBSIDIARIES

                 YEARS ENDED DECEMBER 31, 1997, 1996 AND 1995

 Revenue Sharing Agreements

  Teleport Communications is subject to a revenue sharing agreement with The Port Authority of New York and New Jersey (the "Port Authority"). Based on the agreement, Teleport Communications is obligated to pay to the Port Authority 5% of its gross revenues, and may be required to pay a "net return rental fee," as defined, to the extent its cumulative net return exceeds the entitlement amount. For the years ended December 31, 1997, 1996 and 1995 the payments made were $300,000 in each year. Teleport Communications is required to remit to the Port Authority a minimum payment currently equal to $300,000 annually.

  Teleport Communications entered into a 15-year franchise agreement with the City of New York during 1994, which among other things, requires a payment based on certain gross revenues, as defined in the agreement. The franchise provides for the payment of 10% of certain gross revenues in 1995 and 1996, 6% in 1997 and 5% thereafter, all subject to certain setoffs, reductions and adjustments. The franchise also provides that commencing with calendar year 1995, payment to the City will be no less than $200,000 per year. For the years ended December 31, 1997, 1996 and 1995 the payments made to the City under the franchise were $1.1 million, $0.8 million and $0.3 million, respectively.

 Litigation

  In April 1997, a complaint seeking damages in an unspecified amount was filed against the Company in the Circuit Court of Cook County, Illinois by two former customers of the Company and an alleged class purporting to consist of investors in one of the customers, alleging fraud and breach of contract. The initial complaint was dismissed in September 1997 and an amended complaint was refiled by the plaintiffs in October 1997. The Company, upon consultation with counsel, believes that the allegations are without merit and that it possess meritorious counterclaims for damages arising from breach of contract. The Company additionally believes that any costs arising from this lawsuit will not have a material adverse effect on its financial condition, results of operations or cash flows.

  On December 16, 1997, prior to public announcement of the AT&T Merger, an action was filed by one TCG public stockholder in the Delaware Court of Chancery against TCG, TCG's directors and the Cable Stockholders. The plaintiff's complaint alleges that, based on public reports, TCG's directors, management and controlling stockholders were negotiating the sale of TCG to AT&T on a preferential basis. This sale on a preferential basis, the complaint alleges, would offer little or no premium over the current market price of TCG Class A Common Stock and is therefore unfair and inadequate to TCG's public stockholders. The plaintiff seeks to enjoin the merger of TCG and AT&T or, alternatively, to rescind the transaction and/or recover damages in the event that the transaction is consummated. The complaint seeks to have the action certified for class action status and to appoint the plaintiff as the class representative.

  On January 12, 1998, an action was filed by two TCG public stockholders in the Delaware Court of Chancery against TCG, certain TCG directors and officers, the Cable Stockholders and AT&T. The complaint alleges that the exchange ratio in the AT&T Merger represents an inadequate premium for stockholders of TCG Class A Common Stock. The complaint further alleges that the actions of the TCG directors, officers and Cable Stockholders in connection with the AT&T Merger constitute a breach of various fiduciary duties owed to the stockholders of TCG Class A Common Stock. The plaintiffs seek to enjoin the merger of TCG and AT&T or, alternatively, to rescind the transaction and/or recover damages in the event that the transaction is consummated. The complaint seeks to have the action certified for class action status and to appoint the plaintiffs as the class representatives.

  On January 28, 1998, an action was filed by a TCG public stockholder in the Delaware Court of Chancery against TCG, certain TCG directors and officers, and the Cable Stockholders. The complaint alleges that the exchange ratio in the AT&T Merger represents an inadequate premium for stockholders of TCG Class A

              TELEPORT COMMUNICATIONS GROUP INC. AND SUBSIDIARIES

                 YEARS ENDED DECEMBER 31, 1997, 1996 AND 1995

Common Stock. The complaint further alleges that the actions of the TCG directors, officers and Cable Stockholders in connection with the AT&T Merger constitute a breach of various duties owed to the stockholders of TCG Class A Common Stock. The plaintiffs seek to enjoin the merger of TCG and AT&T or, alternatively, to rescind the transaction and/or recover damages and fees in the event that the transaction is consummated. The complaint seeks to have the action certified for class action status and to appoint the plaintiff as the class representative.

  Plaintiffs' counsel in the above three putative stockholder class action proceedings have agreed (i) to defer the obligation of the defendants to answer the actions and (ii) to consolidate the actions by filing an amended consolidated complaint. As of the end of February 1998, the amended consolidated complaint had not been filed. The Company believes that these proceedings, individually and in the aggregate, are without merit and that any associated costs will not have a material adverse effect on TCG's financial condition, results of operations or cash flows.

  In the ordinary course of business, TCG is involved in various litigation and regulatory matters, proceedings and claims. In the opinion of TCG's management, after consultation with counsel, the outcome of such proceedings will not have a materially adverse effect on TCG's financial position, results of operations or cash flows.

12. SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION

  Cash paid for interest and non-cash investing and financing activities for the years ended December 31, 1997, 1996 and 1995 were as follows (in thousands):

                                                        1997     1996    1995
                                                      -------- -------- -------
   Cash paid during the year for interest............ $ 43,008 $  7,818 $ 8,675
                                                      ======== ======== =======
   Fixed assets acquired under capital leases........ $ 38,244 $ 14,034 $15,151
                                                      ======== ======== =======
   Compensation paid in stock........................ $  4,772      --      --
                                                      ======== ======== =======
   Rights-of-way obtained in exchange for cable
    installation..................................... $    --  $    --  $ 1,330
                                                      ======== ======== =======
   Conversion of subordinated debt to parents plus
    accrued interest................................. $    --  $263,602 $   --
                                                      ======== ======== =======
   Conversion and stock split of $1 par value common
    stock to 139,250,370 shares of Class B Common
    Stock as part of the TCG Reorganization.......... $    --  $213,099 $   --
                                                      ======== ======== =======
   Acquisition of subsidiaries....................... $131,246 $    --  $   --
                                                      -------- -------- -------
   Cash acquired in acquisitions.....................    1,203      --      --
   Common stock issued...............................  123,334      --      --
                                                      -------- -------- -------
                                                       124,537      --      --
                                                      -------- -------- -------
   Cash paid to acquire subsidiaries................. $  6,709 $    --  $   --
                                                      ======== ======== =======

              TELEPORT COMMUNICATIONS GROUP INC. AND SUBSIDIARIES

                 YEARS ENDED DECEMBER 31, 1997, 1996 AND 1995


13. SELECTED QUARTERLY INFORMATION (UNAUDITED)

  Summarized below is quarterly financial information for the years ended December 31, 1997 and 1996 (in thousands, except per share amounts):

                            1ST QUARTER  2ND QUARTER  3RD QUARTER  4TH QUARTER
   1997                     CONSOLIDATED CONSOLIDATED CONSOLIDATED CONSOLIDATED   TOTAL
   ----                     ------------ ------------ ------------ ------------ ---------
   Revenues................   $ 96,844     $115,664     $131,406     $150,390   $ 494,304
   Net loss................    (45,028)     (51,332)     (53,784)     (72,523)   (222,667)
   Loss per common share...   $  (0.28)    $  (0.31)    $  (0.33)    $   (.42)  $   (1.34)
   1996                       COMBINED     COMBINED   CONSOLIDATED CONSOLIDATED   TOTAL
   ----                     ------------ ------------ ------------ ------------ ---------
   Revenues................   $ 50,435     $ 57,087     $ 72,749     $ 87,398   $ 267,669
   Net loss................    (18,693)     (19,743)     (33,705)     (42,709)   (114,850)
   Loss per common share...   $  (0.25)    $  (0.27)    $  (0.21)    $  (0.27)  $   (1.00)